                                                                    Exhibit 99.3

F O R    I M M E D I A T E    R E L E A S E

                                                   May 8, 1998
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800

              HEALTH CARE REIT, INC. ANNOUNCES SALE OF $75 MILLION
                    OF CUMULATIVE REDEEMABLE PREFERRED STOCK

Toledo, Ohio, May 8, 1998..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that it has priced a public offering of 3,000,000 shares of 8.875 percent Series B cumulative redeemable preferred stock at $25 per share. It is anticipated that closing and delivery will occur on or about May 13, 1998.

BT Alex. Brown Incorporated is the lead manager of the underwriting group, and Salomon Smith Barney, EVEREN Securities, Inc. and Raymond James & Associates, Inc. are the co-managers. The company has granted the underwriting group an option for 30 days to purchase up to an additional 450,000 shares to cover over-allotments.

The preferred stock, which has no stated maturity, may be redeemed by the company at par on or after May 1, 2003, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other security of the company.

The net proceeds of the sale will be approximately $72.4 million, and will be used to repay borrowings under the company's $175 million unsecured revolving credit facility and to invest in additional health care properties.

"We are pleased to complete the company's first perpetual preferred stock offering," commented George L. Chapman, chairman and chief executive officer. "The preferred stock offering broadens our long-term capital structure and demonstrates the company's ability to access the capital markets."

The preferred stock is rated "Ba3" by Moody's Investors Service, "BB+" by Standard & Poor's Corporation and "BB+" by Duff & Phelps Credit Rating Co. The company has applied for approval to list the Series B preferred stock on the New York Stock Exchange.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At March 31, 1998, the company had investments in 194 health care facilities in 29 states and had total assets of approximately $836 million.

For more information on Health Care REIT, Inc., via facsimile at no cost, dial-1-800-PRO-INFO and enter the company code -- HCN.

                                     #####



                                      -26-